

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2020

Katherine Power
Chief Executive Officer
Powered Brands
292 Madison Ave., FL 8
New York, NY 10017

>   **Re: Powered Brands**
>   **Registration Statement on Form S-1**
>   **Filed December 22, 2020**
>   **File No. 333-251610**

Dear Ms. Power:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Risk Factors
We may amend the terms of the warrants in a manner that may be adverse to holders of public warrants, page 62

1.   We note you disclose here that the warrant agreement requires approval by the holders of at least 65% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. However, Section 9.8 of the Form of Warrant Agreement filed as Exhibit 4.4 provides that the approval of 50% of the then-outstanding public warrants is required. Please reconcile the disclosures or advise.

General

2. We note your prospectus states that if you do not consummate an initial business combination within 24 months from the closing of this offering, you will redeem 100% of the public shares for cash. However, Section 38.8 of your Form of Amended and Restated Memorandum and Articles of Association states that you will redeem the public shares in cash if you do not complete an initial business combination within 24 months after the closing of this offering or 27 months after the closing of this offering if you have executed a letter of intent, agreement in principal or definitive agreement for an initial business combination within 24 months from the closing of this offering. Please advise or revise.

3. We note disclosures at pages 62-63 of your prospectus reflect that the exclusive forum provision of your warrant agreement applies to Securities Act claims, but will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Please revise your Form of Warrant Agreement filed as Exhibit 4.4 to ensure that the exclusive forum provision in Section 9.3 states this clearly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Daniel Espinoza